                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        N-VIRO INTERNATIONAL CORPORATION
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62944W 20 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                           Roby K. Mattiace, President
                              Ophir Holdings, Inc.
             600 Boston Neck Road, N. Kingstown, Rhode Island 02852
                                 (401) 667-0924
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 6, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  62944W 20 7


1  NAMES OF REPORTING PERSONS

Ophir Holdings, Inc., a Nevada corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

EIN: 11-3699062

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)              (a) [ ]

                           (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)

         WC

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

   ITEM  2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada, U.S.A.

NUMBER OF                  7        SOLE VOTING POWER: 669,918 shares(1)
SHARES
BENEFICIALLY               8        SHARED VOTING POWER:  0 shares
OWNED BY
EACH                       9        SOLE DISPOSITIVE POWER: 669,918 shares(1)
REPORTING PERSON
WITH                      10       SHARED DISPOSITIVE POWER:  0 shares

(1) Under the terms of the Securities Units Purchase Agreement, the Reporting Person is obligated to purchase 333,334 Units, each Unit consisting of 1 share of N-Viro's Common Stock and 1 Warrant to purchase 1 share of N-Viro's Common Stock, for a term of 5 years, at an exercise price of $2.85 per share. Because the Warrants are exercisable at any time, and therefore within 60 days following February 6, 2004, the shares obtainable upon exercise of such Warrants are included herein. However, the Reporting Person's obligation to purchase Units may be decreased by reason of purchases by third-parties referred by N-Viro. N-Viro has the power to refer potential third-party investors to the Reporting Person. Such third-parties must be identified by February 14, 2004, must be able to invest funds by March 1, 2004, and must be approved by the Reporting Person based upon certain criteria set forth in the Agreement. To the extent that any third-parties meet the criteria, the number of Units purchasable by the Reporting Person would be less than the total of 333,334 and therefore the number of shares shown would be accordingly reduced. In addition to the 666,668 shares attributable to the 333,334 Units, the Reporting Person already owned 3,250 shares of N-Viro Common Stock, which are included in the total.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       669,918 shares, calculated as explained in Footnote 1 to Items 7 and 9 above.

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.7%

14     TYPE OF REPORTING PERSON (See Instructions)

       CO

ITEM 1.     SECURITY AND ISSUER.

This Schedule relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of N-Viro International Corporation (the "Issuer"). The securities acquired, and being acquired, by the Reporting Person are Units of N-Viro securities. The N-Viro securities making up a Unit are: one (1) share of N-Viro's Common Stock and one (1) Common Stock Purchase Warrant exercisable, for a term of 5 years, to purchase one (1) share of N-Viro Common Stock at an exercise price of $2.85 per share. The Issuer's principal executive office is located at 3450 W. Central Avenue, Suite 328, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND.

This Schedule is being filed by Ophir Holdings, Inc., a Nevada corporation (the "Reporting Person"). The Reporting Person's present principal business is: investment in, providing of business and financial consulting and advisory services to, and control and operation of, businesses. Its principal office is located at 600 Boston Neck Road, N. Kingstown, Rhode Island 02852.

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is using its working capital to purchase the Units. The working capital has been, and is, being obtained by the private offering of the Reporting Person's Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

(a) The Reporting Person intends, depending upon the circumstances, to purchase and/or acquire additional shares of the Common Stock of the Issuer, both pursuant to the current Stock Purchase Agreement, as well as in private transactions or in the open market. The Reporting Person intends, depending upon the circumstances, to sell and/or dispose of shares of the Common Stock of the Issuer. No definitive plan or proposal exists at this time with respect to either, however.

(b) The Reporting Person intends to review the Florida partnership, perhaps proposing steps to liquidate it. The Reporting Person intends to introduce potential acquisition candidates and propose acquisitions by the Issuer of other environmental businesses.

(c) The Reporting Person intends to review the Florida partnership, perhaps proposing steps to sell the Issuer's interest therein.

(d) The Reporting Person intends to propose changes in the present board of directors of the Issuer and, depending upon the circumstances, may propose changes in the management of the Issuer. Such proposals may include the proposal (nomination) of nominees for election to the board of directors or as officers of the corporation.

(e)      Not applicable.

(f) The Reporting Person intends to introduce potential acquisition candidates and propose acquisitions of other environmental businesses.

(g)      Not applicable

(h)      Not applicable.

(i)      Not applicable.

(j)      Not applicable

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) N-Viro International Corporation ("N-Viro") reported, in its most recent Proxy Statement, that it had 2,577,433 shares of Common Stock issued and outstanding. That number has been adjusted as provided in Rule 13d-3(d)(1)(i) by adding the 666,668 shares represented by the Units, so that the total for this calculation is 3,244,101 shares. As of the date of this Schedule, the Reporting Person was the legal and beneficial owner of 669,918 shares of Common Stock, which is 20.7% of the issued and outstanding shares of N-Viro's Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 669,918 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 669,918 shares of Common Stock.

(c) The Reporting Person purchased 3,250 shares of N-Viro Common Stock within the past sixty (60) days in the open market.

d) Not applicable; no other person is known to have any such right or power.

e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 6, 2004 the Reporting Person and N-Viro entered into a "Security Units Purchase Agreement" Under the terms of that Agreement, the Reporting Person has the right to acquire Three Hundred Thirty-Three Thousand, Three Hundred Thirty-four (333,334) Units of N-Viro securities. Each Unit consists of one (1) share of N-Viro's Common Stock and one (1) Common Stock Purchase Warrant exercisable to purchase one (1) share of N-Viro Common Stock, for a term of five
(5) years, at an exercise price of $2.85. The Reporting Person's right to purchase all of such Units is, however, subject the power of N-Viro to refer potential third-party investors who may purchase up to $375,000 of the Units, in which event the Reporting Person's right would be decreased by the number of Units purchased by such third-parties. Such third-party investors must be identified to the Reporting Person by February 14th, and must be able to invest by March 1, 2004. Unless those criteria are met, the Reporting Person is obligated to purchase the Units.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

The Securities Units Purchase Agreement is attached as Exhibit 1.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 9, 2004


                                            OPHIR HOLDINGS, INC.


                                            /s/ Roby K. Mattiace
                                            -----------------------------------
                                            By: Roby K. Mattiace, President


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EXHIBIT 1:

                        SECURITY UNITS PURCHASE AGREEMENT
                        --------------------------------

SELLER:                  N-Viro International Corp., of Toledo, Ohio.

PURCHASER:               Ophir Holdings, Inc., of North Kingstown, RI (the term
                         "Purchaser" shall include Ophir and its co-investors).

AGREEMENT DATE:          January 30, 2004.

         Whereas, the Seller is desirous of obtaining equity financing; and

         Whereas the Purchaser is desirous of providing investment capital to the Seller for the consideration described herein;

         Now, therefore, the Parties agree as follows:

         I. AMOUNT OF INVESTMENT

         The Purchaser shall provide at least $375,001.50 and up to $750,001.50, and the Seller shall receive $750,001.50 (Seven Hundred Fifty Thousand One and One-half Dollars), in cash or other certified funds, or by wire transfer, to be delivered to the Seller on the following installment schedule:

                  $125,000. within two business days of the date on which this Agreement is countersigned by the Seller and delivered to the Purchaser;

                  $125,000. on or before February 13, 2004;

                  $125,000. on or before March 1, 2004; and

                  $375,001.50 on or before March 31, 2004

subject nevertheless to reduction in the event that qualified investors which are referred to Purchaser by N-Viro pursuant to Section VI below shall invest sums up to $375,000 by March 1, 2004 as provided in Section VI.

         In the event that an installment payment is not timely made on the scheduled due date, it shall be "delinquent". In the event that the delinquency is not cured within two (2) business days (excluding Saturdays, Sundays and legal and/or bank holidays) after written notice by Seller of the delinquency, such payment shall be in "default".

         In the event of a default, Purchaser shall have a grace period of five
(5) business days to cure the default. However, notwithstanding any curing of a default, at Seller's sole option, the Approval Right as defined in Section III below, shall become null, void and non-enforceable. The termination of Purchaser's private placement approval right as described in Section III shall be the Seller's sole and exclusive recourse of any breach hereunder by the Purchaser.

         II. CONSIDERATION

         For each $2.25 delivered to the Seller, the Purchaser shall receive one security unit (Unit). Each Unit shall be comprised of 1 (one) share of restricted N- Viro common stock (with piggy-back registration rights as set forth below) and one 5-year common stock purchase warrant exercisable to purchase one share of N- Viro common stock at $2.85 per warrant. The warrant shall be substantially in the form attached hereto with any changes to be mutually agreed upon by the parties. Seller may aggregate shares and warrants into single certificates and warrants for the applicable number of shares and warrants to be issued following the receipt of any installment payment.

         III. LIMITATION ON FUTURE PRIVATE PLACEMENTS

           The Seller agrees that, for so long as the Purchaser remains current with the terms and conditions of this Agreement, and upon satisfaction of its obligations herein by the Purchaser, the Seller shall refrain from offering and/or participating in any private placement of its securities for a period of nine months, without the prior written consent of the Purchaser (the "Approval Right").

         IV. EXCLUSIVE PRIVATE PLACEMENT

         This Agreement has been entered into as a result of the effort undertaken by the Seller to sell its securities privately to investors. That attempt by the Seller was not successful on the stated terms; however, it is the intention of the Parties to replace that securities offering and any prior N-Viro authorized private placement securities offering with this Agreement.

         The Seller expressly agrees that any and all private securities offerings authorized by it have been rescinded or cancelled unfunded, and that Seller is in compliance with Section III above.

         The Parties agree that, except in any case where there is a conflict between this Agreement and the N-Viro Private Placement Information of December 2003, consisting of the fact sheet dated December __, 2003 and the subscription agreement (the "PPI") in which case the terms herein shall control, the Purchaser may rely on the information contained in the PPI.

         V. DEBT FOR EQUITY

         The Purchaser acknowledges that the Seller has disclosed that it is negotiating with certain vendors/creditors to accept shares of N-Viro common stock in lieu of amounts owed to these vendor creditors. The Purchaser hereby expressly waives any objection to the Seller's right to exchange up to 400,000 shares of its stock for debt; provided that the exchange price is not less than $2.25 per share.

         VI. REDUCTION IN INVESTMENT BY PURCHASER

         The Seller hereby agrees that the duty of the Purchaser to invest $750,001.50 shall be reduced by up to $375,000 as provided in this Section. Purchaser agrees that, subject to its approval of third-party investors as provided herein, it shall relinquish from its right to purchase all $750,001.50 worth of the Units, the rights to purchase up to $375,000 worth of the Units. The purchase of any such relinquished Units would be consummated between such third party and N-Viro directly on the identical terms as contained herein; subject however, to Purchaser's consent to participation of such third party. It is the sole responsibility of N-Viro to refer such third parties to Purchaser in a timely manner.

         To be approved, each referred third party shall meet the following criteria. That each third party shall:

               a) Be an accredited or sophisticated investor.
               b) Be recommended as a third party by N-Viro;
               c) Be referred and identified not later than February 14, 2004;
               d) Be able to deliver a minimum of $50,00 in cash on or before
                  March 1, 2004;
               e) Complete a Private Placement Subscription Agreement;
               f) Commit to a one year lock-up agreement as does Ophir, which allows N-Viro to retain physical possession of the securities during the lock-up period;
               g) Not have sold N-Viro securities after August 1, 2003;
               h) Be in full compliance with all SEC rules and regulations.
               i) Indemnify N-Viro and Ophir for any misrepresentation.

                  Each approved N-Viro referred third party shall execute documents identical to those required of Purchaser.

                  Ophir has the right to have up to nine (9) co-investors participate with it and the term "Purchaser" shall include such co- investors, provided that Purchaser shall remain primarily liable for Purchaser's obligations hereunder.. Such co-investors shall be able to meet the requirements set forth in (a), (e), (f), (g), (h) and (i) above for N-Viro-referred third parties.

                  From the date of this Agreement, and for a nine-month period thereafter, Ophir shall receive a copy of N-Viro's DTC sheet on a weekly basis.

         VII. OVER SUBSCRIPTION

         Should N-Viro-referred subscribers express the interest to purchase more than $375,000 worth of Units, then each interested party shall receive a pro-rated amount of the available Units (I.E., $375,000) according to the supply/demand ratio.

         VIII. PURCHASER'S REPRESENTATIONS AND WARRANTIES

         Purchaser represents and warrants, and each N-Viro-referred third party purchaser shall represent and warrant, as follows:

A. INVESTMENT PURPOSE. Purchaser is acquiring the common stock (the "Restricted Common Shares"), the warrants, and upon conversion of the warrants, such additional common stock (collectively, the "Securities") for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the "1933 Act"); provided, however, that by making the representations herein, Purchaser reserves the right to dispose of the Securities at any time in accordance with or pursuant to an effective registration statement covering the resale of the Securities or an available exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act.

B. ACCREDITED INVESTOR STATUS. Purchaser is an " Accredited Investor" as that term is defined in Rule 501(a)(3) of Regulation D.

C. RELIANCE ON EXEMPTIONS. Purchaser understands that the Securities are being offered and sold to Purchaser in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that Seller is relying in part upon the truth and accuracy of, and Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of Purchaser to acquire such securities.

D. INFORMATION. Purchaser has been furnished with all materials relating to the business, finances and operations of Seller and information Purchaser deemed material to making an informed investment decision regarding its purchase of the Securities, which have been requested by Purchaser. Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of Seller and its management. Purchaser understands that its investment in the Securities involves a high degree of risk. Purchaser has sought such accounting, legal, and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

E. NO GOVERNMENTAL REVIEW. Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities, or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

F. TRANSFER OR RESALE. Purchaser understands that (i) none of the Securities have been or are being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, or (B) Purchaser shall have delivered to Seller an opinion of counsel, in a generally acceptable form, to the effect that such securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from the registration requirements of the 1933 Act and any applicable state securities law; (ii) any sale of the securities made in reliance on Rule 144 under the 1933 Act (or a successor rule thereto) ("Rule 144") may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) except as otherwise set forth herein, neither Seller nor any other person is under any obligation to register such securities under the 1933 Act or any state or provincial securities law or to comply with the terms and conditions of any exemption thereunder. Seller reserves the right to place stop transfer instructions against the shares and certificates representing any of the Securities.

G. LEGENDS. Purchaser understands that the certificates or other instruments representing the Securities shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

         The legend set forth above shall be removed and Seller shall, within five (5) business days issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) in connection with a sale transaction, provided the Securities are registered under the 1933 Act and any other applicable securities law or (ii) in connection with a sale transaction, after such holder provides Seller with an opinion of counsel, in form reasonably acceptable to Seller and its counsel, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the 1933 Act and any other applicable securities laws.

H. AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of Purchaser and is a valid and binding agreement of Purchaser enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

I. ACCESS. Purchaser has had access to all documents, records, and books pertaining to Seller at its offices upon reasonable notice to Seller and has had the opportunity to ask questions of and receive answers from the officers of Seller concerning the operations of Seller and the purchase of the Units.

J. DUE FORMATION OF PURCHASER. Purchaser has been formed and validly exists and has not been organized for the specific purpose of purchasing the Securities and is not prohibited from doing so.

K. NO LEGAL ADVICE FROM SELLER. Purchaser acknowledges, that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. Purchaser is relying solely on such counsel and advisors and not on any statements or representations of Seller or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

L. GENERAL SOLICITATION. Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

         IX. REGISTRATION RIGHTS

         Seller hereby grants the following registration rights to Purchaser, its coinvestors, and N-Viro referred third parties.

A. If Seller at any time proposes to register any of its securities under the 1933 Act for sale to the public, whether for its own account or for the account of other security holders or both, except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Common Shares for sale to the public, provided the Restricted Common Shares are not otherwise registered for resale by Purchaser pursuant to an effective registration statement, each such time it will give at least 15 days' prior written notice to Purchaser of its intention so to do. Upon the written request of Purchaser, received by Seller within ten (10) days after the giving of any such notice by Seller, to register any of the Restricted Common Shares not previously registered, Seller will cause such Restricted Common Shares as to which registration shall have been so requested to be included with the securities to be covered by the registration statement proposed to be filed by Seller, all to the extent required to permit the sale or other disposition of the Restricted Common Shares. Notwithstanding the foregoing provisions, Seller may withdraw or delay or suffer a delay of any registration statement referred to in this Paragraph IX.A. without thereby incurring any liability to Purchaser.

B. REGISTRATION PROCEDURES. If and whenever Seller is required by the provisions hereof to effect the registration of any of the Restricted Common Shares under the 1933 Act, Seller will, as expeditiously as possible:

         1. subject to the timelines provided in this Agreement, prepare and file with the SEC a registration statement required by Paragraph IX, with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as herein provided), and promptly provide to the holders of Restricted Common Shares (the "Holders") copies of all filings and SEC letters of comment;

         2. prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until such registration statement has been effective for a period of two (2) years, and comply with the provisions of the 1933 Act with respect to the disposition of all of the Restricted Common Shares covered by such registration statement in accordance with Holders' intended method of disposition set forth in such registration statement for such period;

         3. furnish to Holders, at the Holders' expense, such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or their disposition of the securities covered by such registration statement;

         4. use its best efforts to register or qualify the Restricted Common Shares covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as Holders reasonably require, provided, however, that Seller shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

         5. if applicable, list the Restricted Common Shares covered by such registration statement with any securities exchange on which the common stock of Seller is then listed;

         6. immediately notify Holders, when a prospectus relating thereto is required to be delivered under the 1933 Act, of the happening of any event of which Seller has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

         7. provided same would not be in violation of the provision of Regulation FD under the 1934 Act, make available for inspection by Holders, and any attorney, accountant or other agent retained by Holders or underwriter, all publicly available, non-confidential financial and other records, pertinent corporate documents and properties of Seller, and cause Seller's officers, directors and employees to supply all publicly available, non-confidential information reasonably requested by Holders, attorney, accountant or agent in connection with such registration statement.

C. PROVISION OF DOCUMENTS. In connection with each registration described in this Paragraph IX., Holders will furnish to Seller in writing such information and representation letters with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

D. EXPENSES. All expenses incurred by Seller in complying with this Paragraph IX., including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for Seller, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, and costs of insurance are called "Registration Expenses". All underwriting discounts and selling commissions applicable to the sale of Restricted Common Shares, including any fees and disbursements of any special counsel to Purchaser, are called "Selling Expenses". Purchaser shall pay the fees of its own additional counsel, if any. Seller will pay all Registration Expenses in connection with the registration statement under this Paragraph IX. Selling Expenses in connection with each registration statement under this Paragraph IX. shall be borne by Purchaser, its co-investors, and any N-Viro- referred third parties in proportion to the number of shares sold by each of them.

E. In the event of a registration of any of the Restricted Common Shares under the 1933 Act pursuant to this Paragraph IX., Purchaser will, to the extent permitted by law, indemnify and hold harmless Seller, and each person, if any, who controls Seller within the meaning of the 1933 Act, each officer of Seller who signs the registration statement, each director of Seller, each underwriter and each person who controls any underwriter within the meaning of the 1933 Act, against all losses, claims, damages or liabilities, joint or several, to which Seller or such officer, director, underwriter or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Common Shares were registered under the 1933 Act pursuant to this Paragraph IX., any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Seller and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that Purchaser will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to Purchaser, as such, furnished in writing to Seller by Purchaser specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of Purchaser hereunder shall be limited to the gross proceeds received by Purchaser from the sale of Restricted Common Shares covered by such registration statement.

F. In the event of a registration of any of the Restricted Common Shares under the 1933 Act pursuant to this Paragraph IX., Seller will, to the extent permitted by law, indemnify and hold harmless Purchaser (including its co-investors and any N-Viro-referred third parties), and each person, if any, who controls Purchaser within the meaning of the 1933 Act, each officer of Purchaser who signs the registration statement, each director of Purchaser, each underwriter and each person who controls any underwriter within the meaning of the 1933 Act, against all losses, claims, damages or liabilities, joint or several, to which Purchaser or such officer, director, underwriter or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Common Shares were registered under the 1933 Act pursuant to this Paragraph IX., any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Purchaser and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that Seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made by Seller.

         X. FORUM SELECTION - CHOICE OF LAW

         Any dispute arising herefrom shall be resolved by binding arbitration according to the rules of the AAA. This agreement shall be interpreted according to the laws of the State of Delaware and Delaware shall be the sole forum for adjudicating any claim, dispute, or otherwise resulting from this Agreement.

         XI. NOTICE

         The proper addresses for each Party are as follows:

         N-Viro: 3450 W. Central Ave., Ste. 328; Toledo, OH 43606; Ophir : 600 Boston Neck Road, No. Kingstown, RI 02852.

         XII. FURTHER ASSURANCES

         Each Party shall complete, execute, acknowledge, deliver, sign, and return to the other Party, as soon as practicable, on request by the other Party, any document, questionnaire, notices and undertakings, as may be required by any regulatory authorities or applicable law, or as a Party otherwise reasonably requests.

         Intending to be legally bound, signed and acknowledged;

                                        SIGNATURES:


                                        N-Viro International Corp.,


                                        /s/ Terry J. Logan
                                        -------------------------------------
                                        By: Terry J. Logan, President


                                        /s/ Phil Levin
                                        -------------------------------------
                                        Phil Levin, Chairman


                                        OPHIR Holdings, Inc.


                                        /s/ Roby Mattiace
                                        -------------------------------------
                                        By: Roby Mattiace, President